[MWE Letterhead]

May 16, 2006

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: H. Christopher Owings

Re:	Kellwood Company
Post-Effective Amendment No. 2 to Registration Statement on Form
S-3 on Form S-1
Filed April 20, 2006
File No. 333-124336

Form 10-K for Fiscal Year Ended January 28, 2006
Filed March 17, 2006
File No. 1-07340

Dear Mr. Owings:

On April 20, 2006, Kellwood Company (the “Company”) filed a Post-Effective Amendment No. 2 to Registration Statement on Form S-3 on Form S-1 (“Form S-1”) with the Securities and Exchange Commission (the “Commission”), and on May 3, 2006, the staff of the Commission (the “Staff”) responded to the Form S-1 with its comments in a letter (the “Letter”). On May 15, 2006, the Company responded to the Letter and filed Post-Effective Amendment No. 3 to Registration Statement on Form S-3 on Form S-1. We are submitting this response on behalf of the Company to address an additional comment of the Staff, as conveyed in a telephone conversation between Mr. Kurt K. Murao and the undersigned related to the Company’s Form 10-K for the fiscal year ended January 28, 2006 (the “Form 10-K”). For your convenience, the Staff’s comment with respect to the Form 10-K has been reproduced, followed by the Company’s response to such comment.

H. Christopher Owings

Securities and Exchange Commission

May 16, 2006

FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2006

Oral Comment No. 1

1.

We note your disclosure that “[o]ther than noted above, there were no changes in the Company’s internal control over financial reporting during the quarter ended January 28, 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.” Please confirm that in future filings, you will revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

RESPONSE: The Company confirms that in future filings it will revise to state clearly, if correct, that there were changes in its internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

If you have any question regarding the foregoing, please call the undersigned at (312) 984-7664.

Sincerely,

/s/ Emily A. Sturges

Emily A. Sturges